UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                        ______________________

                            SCHEDULE 14f-1

                         INFORMATION STATEMENT

                    Pursuant to Section 14(f) of the
                    Securities Exchange Act of 1934
                       and Rule 14f-1 thereunder

                    CONSERVATION ANGLERS MFG., INC.
             ______________________________________________

             (Name of Small Business Issuer in its charter)


             Delaware                             23-3030650
  _______________________________           ______________________

  (State or other jurisdiction of              (I.R.S. Employer
  incorporation or organization)            Identification Number)


  11863 Wimbledon Circle, #418, Wellington, FL       33414
  ____________________________________________     __________

   (Address of principal executive officers)       (Zip Code)

  Registrant's telephone number, including area code: (561) 389-6725
                                                      ______________

                       ________________________

                             INTRODUCTION

     Conservation Anglers Mfg., Inc. ("CAM") was registered in the State of Florida in January 2000. The Company is a real estate holding and development company that specializes in developing commercial, industrial and residential properties from undeveloped raw land. And through its wholly owned subsidiary C. Anglers Mfg. Inc., the Company is a pioneer in the biodegradable chemical manufacturing industry offering lead free solutions to various industrial needs.

     On September 14, 2000, CAM entered into a Stock Exchange Agreement (the "Agreement") with First Philadelphia Capital Corp. (the "Company"). This Statement is being mailed on or about November 27, 2000 to holders of record on September 14, 2000 of the shares of Common Stock, par value $.0001 per share (the "Common Stock") of the Company. It is being furnished in connection with the merger and change of the Company's directors effected on or around October 30, 2000.

     As result of the Agreement between the Company and CAM, CAM has merged into the Company and the Company has changed its name to Conservation Anglers Mfg., Inc.


           BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

     Pursuant to the terms of the Agreement, 1,000 shares of Common Stock of CAM shall convert into 4,700,000 shares of Common Stock of the Company at the conversion rate of 1 to 4,700. In addition the Company has accepted the return of, and cancelled, 4,700,000 shares of Common Stock of the Company issued to FS Capital Markets Group Inc.

     As a result of the Agreement, the Company has accepted the resignation of Michael Tay, the Company's sole Director and Officer, as of October 30, 2000, and appointed Solomon Lam as President, Chief Executive Officer, Secretary-Treasurer and Chairman of the Board of Directors.


    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of November 27, 2000. Regarding the beneficial ownership of the Company's Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officer(s), of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.


Name and Address (1)              Number of Shares
of Beneficial Owner              Beneficially Owned       Percent of Class
_____________________________    __________________       ________________
Solomon Lam (2)(3)                         nil                     nil
11863 Wimbledon Circle
Suite #418
Wellington, FL 33414

Samantha Lam (4)                     3,525,000                   70.5%
11863 Wimbledon Circle
Suite #418
Wellington, FL 33414

Sara Lam (5)                         1,175,000                   23.5%
11863 Wimbledon Circle
Suite #418
Wellington, FL 33414

FS Capital Markets                     300,000                    6.0%
Group Inc. (6)
1422 Chestnut Street
Suite 410
Philadelphia, PA 19102

All Officers and Directors                 nil                     nil
(1 person)

___________________________


(1) Unless otherwise noted, the Company believes that all persons named in the above table have sole voting and dispositive power with respect to all shares of common stock beneficially owned by them.

(2) Solomon Lam disclaims beneficial ownership of the shares of common stock owned by Samantha and Sara Lam.

(3) President, CEO, Secretary-Treasurer and Director of the Company.

(4) Samantha Lam disclaims beneficial ownership of the shares of common stock owned by Sara Lam.

(5) Sara Lam disclaims beneficial ownership of the shares of common stock owned by Samantha Lam.

(6) FS Capital Markets Group Inc. is controlled by Michael Tay, the former President and Director of the Company. As the controlling shareholder of FS Capital Markets Group Inc., Mr. Tay is deemed to be the beneficial owner of the common stock of the Company owned by FS Capital Markets Group Inc.


                   DIRECTORS AND EXECUTIVE OFFICERS

      The following persons are the Directors and Executive Officers of the Company after the merger:

Name                    Age                   Position(s)
__________________      ___        _____________________________________

Solomon Lam             47         President, Chief Executive Officer,
                                   Secretary-Treasurer and Chairman of
                                   the Board of Directors

Solomon Lam, President, Chief Executive Officer, Secretary-Treasurer and Chairman of the Board of Directors. Mr. Lam, 47, founded the Company in January 2000 and serves as the sole officer and director of the Company. Mr. Lam received his Bachelor's degree in Business Administration from Boston University in 1976. He was recruited by Sears, Roebuck & Co. but decided to move northwest. He started a very successful construction company in Vancouver specializing in residential housing in 1977. In 1980, Mr. Lam started an additional business with his wife, importing and wholesaling a wide range of products including women fashions and accessories and residential lighting systems from Europe. In 1989 he developed a 40-acre residential subdivision yielding 34 lots which were sold out with good result. In 1993, Mr. Lam built a 16-story hotel together with a group of private investors in downtown Vancouver. The hotel was sold as a turn-key operation at a very favorable profits for its investors.

           COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

      The Company may award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan not yet adopted as bonus based on service and performance.
The annual salaries of executive officers are listed as follows:

 Name and Principal Position               Annual Salary
 ___________________________               _____________

 Solomon Lam                               None
 President, Chief Executive
 Officer, Secretary-Treasurer
 and Directors



                              SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 27, 2000
      _________________

                                     Conservation Anglers Mfg., Inc.



                                     By: /s/ Solomon Lam
                                        _____________________________
                                         Solomon Lam, President, CEO
                                         and Chairman of the Board of
                                         Directors